UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

White Electronic Designs Corporation

(Name of Subject Company (Issuer))

Rabbit Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, STATED VALUE $0.10 PER SHARE

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,939,311	$12,401.88

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 24,848,473 shares of common stock, stated value $0.10 per share, of White Electronic Designs Corporation (“Seller”), at a purchase price of $7.00 per share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 23,638,277 shares of common stock of Seller that were issued and outstanding as of March 26, 2010; (ii) 1,180,196 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options as of March 26, 2010, and (iii) 30,000 shares of common stock subject to outstanding restricted stock units as of March 26, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,401.88	Filing Party:	Microsemi Corporation and Rabbit Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	March 31, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2010 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 9, 2010, that certain Amendment No. 2 filed on April 16, 2010 and that certain Amendment No. 3 filed on April 22, 2010, the “Schedule TO”), by (i) Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Company Shares”), of White Electronic Designs Corporation, an Indiana corporation (“Seller”), at a purchase price of $7.00 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 8 and 11.	Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, at the end of April 27, 2010. Based on preliminary information provided by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), 13,519,550 Company Shares were validly tendered and not withdrawn in the Offer (including Company Shares tendered by notice of guaranteed delivery), representing approximately 57.0% of Seller’s outstanding Company Shares. All Company Shares validly tendered and not properly withdrawn (including Company Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures) have been accepted for payment and will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

On April 28, 2010, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(D), and the information set forth in the press release is incorporated herein by reference.

Parent expects to complete the acquisition of Seller in accordance with the terms of the Merger Agreement and applicable provisions of Indiana law as soon as practicable.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Exhibit Name

(a)(5)(D)	Press Release issued by Microsemi Corporation on April 28, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2010	Rabbit Acquisition Corp.

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer

Microsemi Corporation

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 31, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Microsemi Corporation on March 30, 2010 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2010.*

(a)(5)(C)	Press Release issued by Microsemi Corporation on April 16, 2010.*

(a)(5)(D)	Press Release issued by Microsemi Corporation on April 28, 2010.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and White Electronic Designs Corporation (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(d)(2)	Support Agreement dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and certain shareholders of White Electronic Designs Corporation listed on Annex I thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Microsemi Corporation on March 30, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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